UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GEN Restaurant Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36870C104

(CUSIP Number)

Jae Chang

11480 South Street, Suite 205

Cerritos, CA 90703

(562) 356-9929

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36870C104	13D/A	Pages 2 of 8

1	Name of Reporting Person Jae Chang
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 9,292,362 shares of Class B Common Stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,292,362 shares of Class B Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,292,362 shares of Class B Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 69.2%
14	Type of Reporting Person IN

CUSIP No. 36870C104	13D/A	Pages 3 of 8

1	Name of Reporting Person Juhee Han
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 9,292,362 shares of Class B Common Stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,292,362 shares of Class B Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,292,362 shares of Class B Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 69.2%
14	Type of Reporting Person IN

CUSIP No. 36870C104	13D/A	Pages 4 of 8

1	Name of Reporting Person JC Group International Holding Inc.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 9,292,362 shares of Class B Common Stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,292,362 shares of Class B Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,292,362 shares of Class B Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 69.2%
14	Type of Reporting Person CO

CUSIP No. 36870C104	13D/A	Pages 5 of 8

1	Name of Reporting Person JC Holding Group, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 9,292,362 shares of Class B Common Stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,292,362 shares of Class B Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,292,362 shares of Class B Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 69.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 36870C104	13D/A	Pages 6 of 8

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the Class A common stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B common stock, $0.001 par value per share (the “Class B Common Stock”), of GEN Restaurant Group, Inc. (the “Issuer”), and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 10, 2023 (the “Schedule 13D”). This Amendment No. 1 is being find to amend and supplement the Schedule 13D to reflect the correction of an error in the recorded holdings of the reporting persons, and to correct the inadvertent omission of certain entities affiliated with the reporting persons on the Schedule 13D.

The address of the principal executive offices of the Issuer is 11480 South Street, Suite 205, Cerritos, California 90703.

Item 2. Identity and Background.

The disclosure provided in Item 2 of the Schedule 13D is amended and restated to include the following disclosure.

(a) This Schedule 13D is being filed by Jae Chang, Juhee Han (spouses), JC Holding Group, LLC and JC Group International Holding Inc. (collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached as an exhibit hereto (the “Joint Filing Agreement”).

As of the date of this statement, (i) Mr. Chang is the record owner of 2,813,818 shares of Class B Common Stock, (ii) Ms. Han is the record owner of 2,095,495 shares of Class B Common Stock, JC Holding Group, LLC is the record owner of 2,849,474 shares of Class B Common Stock, and (iv) JC Group International Holding Inc. is the record owner of 1,533,575 shares of Class B Common Stock. Mr. Chang is the ultimate control person of JC Holding Group, LLC and JC Group International Holding Inc., and as such, is an indirect beneficial owner of the shares held by such entities. As spouses, each of Mr. Chang and Ms. Han directly or indirectly may be deemed to have shared voting and investment power with respect to the shares of Class B Common Stock owned and/or controlled by Mr. Chang and Ms. Han. As such, Mr. Chang and Ms. Han may be deemed to have shared beneficial ownership over such shares of Class B Common Stock.

(b) The address of each of the Reporting Persons is 11480 South Street, Suite 205, Cerritos, California 90703.

(c) The present principal occupation of Mr. Chang is Co-Chief Executive Officer and Director of the Issuer. Ms. Han does not presently have a principal occupation. Not applicable to JC Holding Group, LLC and JC Group International Inc.

(d) None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e) None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f) Each of Mr. Chang and Ms. Han is a United States citizen. Each of JC Holding Group, LLC and JC Group International Holding Inc. is organized under the laws of Delaware.

CUSIP No. 36870C104	13D/A	Pages 7 of 8

Item 5.	Interest in Securities of the Issuer.

The disclosure provided in Item 5 of the Schedule 13D is amended and restated to include the following disclosure.

The responses to this Item 5 and the information on the cover pages hereto are based on 4,140,000 shares of Class A Common Stock outstanding after giving effect to the IPO, as described in the Issuer’s prospectus filed with the SEC pursuant to Rule 424(b)(4) on June 29, 2023.

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) – (b)

As a result of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have shared beneficial ownership of 9,292,362 shares of Class B Common Stock, which represents 69.2% beneficial ownership of the Issuer’s Class A Common Stock, if such shares of Class B Common Stock were exchanged for Class A Common Stock pursuant to the terms of the GEN LLC limited liability company agreement which the Reporting Persons are party to.

Reporting Persons	Shared Beneficial Ownership (Voting and Dispositive Power)	Percentage of Class Beneficially Owned
Jae Chang	9,292,362	69.2%
Juhee Han	9,292,362	69.2%
JC Holding Group, LLC	9,292,362	69.2%
JC Group International Holding Inc.	9,292,362	69.2%

Shares beneficially owned by the other parties to the Voting Agreement are not the subject of this Schedule 13D and accordingly, none of such parties are included as reporting persons herein.

(c)

On July 24, 2023, Mr. Chang was granted 41,667 restricted stock units of which (i) 10% vest six months following the grant date, (ii) 10% vest on the first anniversary of the grant date, (iii) 20% vest on the second anniversary of the grant date, (iv) 20% vest on the third anniversary of the grant date, (v) 20% vest on the fourth anniversary of the grant date, and (vi) 20% vest on the fifth anniversary of the grant date. Other than as described above, none of the Reporting Persons have effected any transactions during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number*	Description

99.1	Joint Filing Agreement, dated August 14, 2023.

CUSIP No. 36870C104	13D/A	Pages 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: August 14, 2023

/s/ JAE CHANG
Jae Chang

/s/ JUHEE HAN
Juhee Han

JC Holding Group, LLC

By:	/s/ JAE CHANG
Name:	JC Holding Group, LLC
Title:	Chief Executive Officer, Chief Financial Officer and Secretary

JC Group International Holding Inc.

By:	/s/ JAE CHANG
Name:	Jae Chang
Title:	Chief Executive Officer, Chief Financial Officer and Secretary